1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25341525#1559

Siliconware Precision Industries Reports Unaudited Consolidated Financial Results For The Third Quarter of 2016

Taichung, Taiwan, Oct 24, 2016–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2016 were NT$ 21,955 million, which represented a 1.3% growth in revenues compared to the second quarter of 2016 and a 9.6% growth in revenues compared to the third quarter of 2015. SPIL reported a net income of NT$ 2,692 million for the third quarter of 2016, compared with a net income of NT$ 2,809 million and a net income of NT$ 2,682 million for the second quarter of 2016 and the third quarter of 2015, respectively.

Basic earnings per share for this quarter was NT$ 0.86, and diluted earnings per ordinary share was NT$ 0.64. Basic earnings per ADS for this quarter was US$ 0.14, and diluted earnings per ADS was US$ 0.10.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the third quarter of 2016, net revenues from IC packaging were NT$ 19,219 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,736 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 16,902 million, representing an increase of 1.9% compared to the second quarter of 2016 and an increase of 12.0% compared to the third quarter of 2015.

•	Raw materials costs were NT$ 7,394 million for the third quarter of 2016 and represented 33.7% of total net revenues, whereas raw materials costs were NT$ 7,261 million and represented 33.5% of total net revenues for the second quarter of 2016.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 239 million.

•	Gross profit was NT$ 5,053 million for the third quarter of 2016, representing a gross margin of 23.0%, which decreased from a gross margin of 23.5% for the second quarter of 2016 and decreased from 24.7% for the third quarter of 2015.

•	Total operating expenses for the third quarter of 2016 were NT$ 2,068 million, which included selling expenses of NT$ 252 million, administrative expenses of NT$ 790 million and R&D expenses of NT$ 1,026 million. Total operating expenses represented 9.4% of total net revenues for the third quarter of 2016.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 134 million.

•	Operating income was NT$ 2,985 million for the third quarter of 2016, representing an operating margin of 13.6%, which increased from 13.3% for the second quarter of 2016 and decreased from 14.6% for the third quarter of 2015.

•	Non-operating items:

•	Our non-operating items were NT$ 175 million, including net gains of NT$ 341 million on fair value change of financial liabilities at fair value through profit or loss and net foreign exchange losses of NT$ 82 million.

•	Net income before tax was NT$ 3,160 million for the third quarter of 2016, which decreased from a net income before tax of NT$ 3,235 million for the second quarter of 2016 and increased from a net income before tax of NT$ 3,051 million for the third quarter of 2015.

•	Income tax expense was NT$ 468 million for the third quarter of 2016, compared with income tax expense of NT$ 426 million for the second quarter of 2016 and income tax expense of NT$ 368 million for the third quarter of 2015.

•	Net income was NT$ 2,692 million for the third quarter of 2016, which decreased from a net income of NT$ 2,809 million for the second quarter of 2016 and increased from a net income of NT$ 2,682 million for the third quarter of 2015.

•	Total number of shares outstanding was 3,116 million shares as of Sep 30, 2016. Basic earnings per share for this quarter was NT$ 0.86, and diluted earnings per ordinary share was NT$ 0.64. Basic earnings per ADS for this quarter was US$ 0.14, and diluted earnings per ADS was US$ 0.10.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 19,177 million as of Sep 30, 2016 from NT$ 24,508 million as of June 30, 2016, and NT$ 22,437 million as of Sep 30, 2015.

•	Capital expenditures for the third quarter of 2016 totaled NT$ 4,949 million.

•	Total depreciation expenses for the third quarter of 2016 totaled NT$ 3,244 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 19,219 million for the third quarter of 2016, which represented an increase of NT$ 69 million or 0.4% compared to the second quarter of 2016.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 29%, 18% and 41%, respectively, of total net revenues for the third quarter of 2016.

•	As of Sep 30, 2016 we had 8,013 wirebonders installed, of which 62 were added and 16 were disposed in the third quarter of 2016.

IC testing service:

•	Net revenues from testing operations were NT$ 2,736 million for the third quarter of 2016, which represented an increase of NT$ 206 million or 8.1% compared to the second quarter of 2016.

•	As of Sep 30, 2016 we had 579 testers installed, of which 6 were added and 3 were disposed in the third quarter of 2016.

Revenue Analysis

•	Breakdown by end applications:

By application	3Q16	2Q16
Communication	66%	68%
Computing	12%	10%
Consumer	20%	20%
Memory	2%	2%

•	Breakdown by packaging type:

By application	3Q16	2Q16
Bumping & Flip Chip	41%	40%
Substrate Based	29%	31%
Leadframe Based	18%	17%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Sep 30, 2016 reflect our gains or losses attributable to the third quarter of 2016 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sep 30, 2016, nor the consolidated financial data for our company for the nine months ended Sep 30, 2016 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Sep 30, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sep 30,2016			Sep 30,2015		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	611,510	19,176,940	16	22,436,629	19	(3,259,689)	-14.5
Available-for-sale financial assets	5,341	167,503	—	—	—	167,503	100.0
Accounts receivable	562,301	17,633,748	14	17,065,686	14	568,062	3.3
Inventories	201,785	6,327,980	5	4,293,936	4	2,034,044	47.4
Other current assets	51,294	1,608,585	2	1,830,864	1	(222,279)	-12.1

Total current assets	1,432,231	44,914,756	37	45,627,115	38	(712,359)	-1.6

Non-current Assets
Available-for-sale financial assets	144,830	4,541,857	4	6,451,861	5	(1,910,004)	-29.6
Long-term investment under equity method	79,305	2,487,013	2	41,318	—	2,445,695	5919.2
Property, plant and equipment	2,115,164	66,331,530	55	65,594,191	55	737,339	1.1
Intangible assets	5,770	180,962	—	203,097	—	(22,135)	-10.9
Other assets	57,028	1,788,399	2	1,784,320	2	4,079	0.2

Total non-current assets	2,402,097	75,329,761	63	74,074,787	62	1,254,974	1.7

Total Assets	3,834,328	120,244,517	100	119,701,902	100	542,615	0.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,665,600	2	2,793,950	2	(128,350)	-4.6
Financial liabilities at fair value through profit or loss - current	30,448	954,864	1	373,971	0	580,893	155.3
Accounts payable	264,056	8,280,808	7	6,448,043	5	1,832,765	28.4
Current portion of long-term debt	158,567	4,972,652	5	4,073,723	3	898,929	22.1
Other current liability	432,337	13,558,079	10	14,008,667	13	(450,588)	-3.2
Non-current liabilities
Bonds payable	391,834	12,287,925	10	12,566,577	11	(278,652)	-2.2
Long-term loans	374,902	11,756,921	10	8,779,183	7	2,977,738	33.9
Other liabilities	47,289	1,482,979	1	1,419,040	1	63,939	4.5

Total Liabilities	1,784,433	55,959,828	46	50,463,154	42	5,496,674	10.9

Stockholders’ Equity
Capital stock	993,738	31,163,611	26	31,163,611	26	—	—
Capital reserve	403,125	12,641,997	11	15,771,210	13	(3,129,213)	-19.8
Legal reserve	345,791	10,844,001	9	9,967,775	8	876,226	8.8
Retained earnings	236,715	7,423,377	6	10,133,190	9	(2,709,813)	-26.7
Other equities	70,526	2,211,703	2	2,202,962	2	8,741	0.4

Total Equity	2,049,895	64,284,689	54	69,238,748	58	(4,954,059)	-7.2

Total Liabilities & Shareholders’ Equity	3,834,328	120,244,517	100	119,701,902	100	542,615	0.5

Forex ( NT$ per US$ )		31.360		32.87

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sep 30							Sequential Comparison
	3Q 2016				3Q 2015		YOY	3Q 2016	2Q 2016		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	692,221		21,955,188	100.0		20,029,703	9.6	21,955,188		21,679,907	1.3
Cost of Goods Sold	(532,893)		(16,901,767)	-77.0		(15,090,116)	12.0	(16,901,767)		(16,581,285)	1.9

Gross Profit	159,328		5,053,421	23.0		4,939,587	2.3	5,053,421		5,098,622	-0.9

Operating Expenses
Selling Expenses	(7,937)		(251,733)	-1.1		(243,652)	3.3	(251,733)		(246,649)	2.1
Administrative Expenses	(24,902)		(789,819)	-3.6		(801,151)	-1.4	(789,819)		(913,050)	-13.5
Research and Development Expenses	(32,363)		(1,026,480)	-4.7		(965,931)	6.3	(1,026,480)		(1,067,939)	-3.9

	(65,202)		(2,068,032)	-9.4		(2,010,734)	2.8	(2,068,032)		(2,227,638)	-7.2

Operating Income	94,126		2,985,389	13.6		2,928,853	1.9	2,985,389		2,870,984	4.0
Non-operating Items	5,501		174,470	0.8		121,878	43.2	174,470		363,284	-52.0

Income Before Income Tax	99,627		3,159,859	14.4		3,050,731	3.6	3,159,859		3,234,268	-2.3
Income Tax Expenses	(14,766)		(468,329)	-2.1		(368,427)	27.1	(468,329)		(425,565)	10.0

Net Income	84,861		2,691,530	12.3		2,682,304	0.3	2,691,530		2,808,703	-4.2

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(13,962)		(442,841)			258,970				(251,469)
Unrealized gain(loss) on available-for-sale financial assets	(23,179)		(735,175)			(1,655,007)				(175,229)
Share of other comprehensive income of associates and joint ventures	(3,263)		(103,478)			—				(62,444)
Income tax relating to items that may be reclassified to profit or loss	(146)		(4,618)			30,363				(6,622)

Total other comprehensive income	(40,550)		(1,286,112)			(1,365,674)				(495,764)

Total comprehensive income	44,311		1,405,418			1,316,630				2,312,939

Earnings Per Ordinary Share- Basic		NT$	0.86		NT$	0.86			NT$	0.90

Earnings Per Ordinary Share- Diluted		NT$	0.64		NT$	0.86			NT$	0.78

Earnings Per ADS- Basic		US$	0.14		US$	0.13			US$	0.14

Earnings Per ADS- Diluted		US$	0.10		US$	0.13			US$	0.12

Weighted Average Outstanding Shares - Diluted (‘k)			3,389,249			3,129,886				3,369,343

Forex ( NT$ per US$ )			31.717			31.975				32.425

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sep. 30
	2016				2015		YOY
	USD	NTD		%	NTD		change %
Revenues	1,943,142		62,934,405	100.0		62,074,982	1.4
Cost of Goods Sold	(1,506,789)		(48,812,468)	-77.6		(45,907,965)	6.3

Gross Profit	436,353		14,121,937	22.4		16,167,017	-12.6

Operating Expenses
Selling Expenses	(22,886)		(741,705)	-1.2		(751,726)	-1.3
Administrative Expenses	(80,788)		(2,621,826)	-4.1		(2,562,713)	2.3
Research and Development Expenses	(93,039)		(3,013,824)	-4.8		(2,858,895)	5.4

	(196,713)		(6,377,355)	-10.1		(6,173,334)	3.3

Operating Income	239,640		7,744,582	12.3		9,993,683	-22.5
Non-operating Items	17,007		547,786	0.9		403,618	35.7

Income Before Income Tax	256,647		8,292,368	13.2		10,397,301	-20.2
Income Tax Expenses	(36,767)		(1,188,107)	-1.9		(1,423,007)	-16.5

Net Income	219,880		7,104,261	11.3		8,974,294	-20.8

Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(26,740)		(860,748)			10,297
Unrealized gain (loss) on available-for-sale financial assets	(20,637)		(647,052)			(2,548,042)
Share of other comprehensive income of associates and joint ventures	(2,617)		(80,684)			—
Income tax relating to items that may be reclassified to profit or loss	304		10,442			44,909

Total other comprehensive income	(49,690)		(1,578,042)			(2,492,836)

Total comprehensive income	170,190		5,526,219			6,481,458

Earnings Per Ordinary Share- Basic		NT$	2.28		NT$	2.88

Earnings Per Ordinary Share- Diluted		NT$	1.80		NT$	2.63

Earnings Per ADS- Basic		US$	0.35		US$	0.46

Earnings Per ADS- Diluted		US$	0.28		US$	0.42

Weighted Average Outstanding Shares - Diluted (‘k)			3,403,893			3,407,264

Forex ( NT$ per US$ )			32.310			31.362

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 9 Months Ended on Sep. 30, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2016		9 months, 2015
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	256,647	8,292,368	10,397,301
Depreciation	297,197	9,633,210	9,678,952
Amortization	9,418	305,896	465,771
Change in working capital & others	(140,517)	(4,562,770)	(1,107,337)

Net cash flows provided from operating activities	422,745	13,668,704	19,434,687

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(367,079)	(11,858,794)	(10,785,106)
Proceeds from disposal of available-for-sale financial assets	44,394	1,454,403	—
Proceeds from disposal of property, plant, and equipment	4,208	136,561	99,610
Payment for other changes	(10,342)	(339,232)	(392,060)

Net cash used in investing activities	(328,819)	(10,607,062)	(11,077,556)

Cash Flows from Financing Activities:
Proceeds from long-term loans	220,702	7,000,000	1,500,000
Repayment of long-term loans	(117,495)	(3,808,721)	(8,235,833)
Cash dividends distributed to shareholders	(373,370)	(11,842,172)	(9,349,083)
Others	(3,023)	(100,257)	(2,305)

Net cash used in financing activities	(273,186)	(8,751,150)	(16,087,221)

Foreign currency exchange effect	(10,040)	(324,926)	12,006

Net decrease in cash and cash equivalents	(189,300)	(6,014,434)	(7,718,084)

Cash and cash equivalents at beginning of period	760,081	25,191,374	30,154,713

Cash and cash equivalents at end of period	570,781	19,176,940	22,436,629

Forex ( NT$ per US$ )		32.310	31.362

(1) : All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 24, 2016	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer